

April 13, 2016

Via E-mail
Lewis C. Pell
40 Ramland Road South
Orangeburg, New York 10962

Re: Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A and Amendment No. 1
PREC14A filing made on April 7th, 2016 by Lewis C. Pell
PRRN14A filing made on April 13th, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Pell,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 7, 2016

1. We note the proxy statement and form of proxy are expected to be "furnished" to security holders in April. In addition, these documents are anticipated to be posted on an unspecified website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Background Information to the Proxy Solicitation, page 6

2. Please provide support for the assertion that the Board reduced its size to five members on March 29th, 2016, or clarify, if true, that the decision was made on an earlier date but only announced on that date following the day on which the referenced Notice was delivered.

Proposal 1 | Election of Directors, page 9

3. Please advise us, with a view toward revised disclosure, what consideration has been given to indicating that Proposal No. 1 is dependent upon the validity and legality of Proposal No. 3.

4. Item 5(b)(1)(iii) of Schedule 14A requires a statement as to "whether or not" any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

5. This proposal purports to nominate three Class I directors for election, and is predicated upon the assumption that three seats are available. Please disclose the legal effect of an approval, including no legal effect if true, given the reduction from three to one member of Class I.

6. The disclosure indicates support is being sought for the election of three nominees "in opposition to the Company's director nominees." Given that the registrant is recommending approval of a director nominee's reelection, and only nominated one director, please revise accordingly to remove the implication that opposition exists to multiple director nominees.

Proposal No. 3 – Proposal to Repeal…, page 14

7. Proposal No. 3 is predicated upon the apparent assumption that any action duly adopted by the Board relating to the composition of the Board on or after March 28, 2016 and prior to the 2016 Annual Meeting may be repealed, lawfully, by unilateral action of the stockholders. Under §141(a) of the General Corporation Law of the State of Delaware, however, the directors of a board of directors of a Delaware corporation, except as may be otherwise provided in the DGCL or its certificate of incorporation, are vested with the power and authority to manage the business and affairs of the corporation. Please revise to disclose, if true, that even if the stockholders approve Proposal No. 3, such approval will have no legal effect because the stockholders do not have the authority to unilaterally repeal the Board's action relating to the composition of the Board. Alternatively, please advise us why such a disclosure should not be required under the circumstances or otherwise.

8. Please revise to indicate that to the extent the proposal may be lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests, or advise.

Proposal No. 4 – Proposal to Remove any Persons…, page 14

9. Advise us, with a view towards revised disclosure, the basis upon which the conclusion apparently has been reached that stockholders have the authority to unilaterally repeal the Board's action with respect to filling a vacancy a newly-created Board directorship.

Proposal Nos. 5 and 6, pages 15-16

10. Please revise to state, if true, that approval will have no legal effect because the stockholders do not have the authority to unilaterally make the Board adopt certain policies, regardless of the merits or advisability of such policies, or advise.

11. Please disclose the basis for the statement that Mr. Kill's personal relationships with Board members is partially responsible for and contributed to his obtaining a compensation package described as being "grossly out of line with what is warranted," or delete the sentence.

12. Please provide support for the statement that "stockholders overwhelmingly recommended against that level of pay" conferred upon Mr. Kill, or advise.

<u>What Vote is Required for Each Proposal?, page 19</u>

13. Please revise to indicate, if true, the extent to which a risk exists that proposals one through eight will not be introduced at the meeting due to legal challenges or refusal by the existing Board of Directors. To the extent such a risk exists, please provide additional disclosures that take into the participants' obligations under Rule 14a-4(e).

14. To the extent that the participants know or reasonably should know that proposals one through eight are at risk of being challenged or disallowed on grounds that such proposals are illegal, please include disclosure that indicates any questions regarding the validity of such proposals may be settled in a court of competent jurisdiction.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

      In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

               Sincerely,

               /s/ Nicholas P. Panos

               Nicholas P. Panos
               Senior Special Counsel
               Office of Mergers & Acquisitions

cc**:** Frank Martire, Esq.
Hal Shaftel, Esq.
Alex Shoaff, Esq.
Greenberg Traurig, LLP